02036305

Form 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 9, 2002

WESTPAC BANKING CORPORATION
(Translation of registrant's name into English)

60 MARTIN PLACE, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ____x_____ Form 40-F __________

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.]

Yes ____________ No ______x______

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___]

Index to Exhibits

Exhibit No.	Description
1	Letters dated April 29 & 30, 2002 to the NYSE with attachments.
2	Letters dated May 2, 3, 7 & 8, 2002 to the NYSE with attachments.

Exhibit 1

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

April 29, 2002

Mr. Marc Iyeki
Account Manager - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Directors or Officers Changes – Rule 204.14

Dear Mr. Iyeki:

Enclosed for your information pursuant to NYSE Rule 204.14 is a copy of the announcement regarding recent appointment to the Management Team.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

J. Martin Morgado III
Counsel

Attachment

Westpac
Australia's First Bank

-nt to ASX via ASX Online
on 29 / 4 / 02

Media release

29 April 2002

Management Changes

Westpac Chief Executive Officer, David Morgan, today announced changes to his executive team.

Mike Pratt will join Westpac's senior management team to lead the New Zealand and Pacific Banking businesses. Mike recently left the National Australia Bank where he had responsibility for Australian Retail Financial Services. Prior to this he was Chief Executive Officer, Bank of New Zealand.

"We are delighted to have Mike on our team," said Dr Morgan.

"He brings a depth of knowledge in retail banking and considerable New Zealand experience to Westpac."

Phil Coffey will also join the executive team as Group Executive, Westpac Institutional Bank. Phil has been the Global Head of Financial Markets at Westpac since 1997 and was previously an executive at Citibank.

"Phil has led the Financial Markets team with great success and has contributed to a number of bank wide projects," Dr Morgan said.

David Willis, Group Executive Westpac Institutional Bank, WestpacTrust and Westpac Pacific Banking, has requested and been granted sabbatical from the bank until 2003.

Dr Morgan said the move had created an opportunity to broaden the executive team both by promoting internal talent and hiring external capability. He said Westpac sees flexibility around work life balance as an important element to retaining senior executive talent and looks forward to David rejoining the executive ranks at the conclusion of his sabbatical.

The roles of the other members of the Executive Office remain unchanged, with the senior management team as follows:

- David Morgan, Chief Executive Officer
- Phil Chronican, Chief Financial Officer
- David Clarke, Group Executive, Business and Consumer Banking
- Ann Sherry, Group Executive, People & Performance and Bank of Melbourne CEO
- Michael Coomer, Group Executive, eIT and Operations
- Mike Pratt, Group Executive, WestpacTrust and Westpac Pacific Banking
- Phil Coffey, Group Executive, Westpac Institutional Bank

Westpac
Australia's First Bank

"We have both depth and breadth in the key leadership team of the bank," said Dr Morgan.

"This will ensure we can continue our momentum and business growth."

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Liz McGrath
Media Relations
Westpac Institutional Bank
Ph: 02 9284 8221
Mb: 0438 777 301

Westpac
Australia's First Bank

-nt to ASX via ASX Online

on 29 / 4 / 02

Media release

29 April 2002

Management Changes

Westpac Chief Executive Officer, David Morgan, today announced changes to his executive team.

Mike Pratt will join Westpac's senior management team to lead the New Zealand and Pacific Banking businesses. Mike recently left the National Australia Bank where he had responsibility for Australian Retail Financial Services. Prior to this he was Chief Executive Officer, Bank of New Zealand.

"We are delighted to have Mike on our team," said Dr Morgan.

"He brings a depth of knowledge in retail banking and considerable New Zealand experience to Westpac."

Phil Coffey will also join the executive team as Group Executive, Westpac Institutional Bank. Phil has been the Global Head of Financial Markets at Westpac since 1997 and was previously an executive at Citibank.

"Phil has led the Financial Markets team with great success and has contributed to a number of bank wide projects," Dr Morgan said.

David Willis, Group Executive Westpac Institutional Bank, WestpacTrust and Westpac Pacific Banking, has requested and been granted sabbatical from the bank until 2003.

Dr Morgan said the move had created an opportunity to broaden the executive team both by promoting internal talent and hiring external capability. He said Westpac sees flexibility around work life balance as an important element to retaining senior executive talent and looks forward to David rejoining the executive ranks at the conclusion of his sabbatical.

The roles of the other members of the Executive Office remain unchanged, with the senior management team as follows:

- David Morgan, Chief Executive Officer
- Phil Chronican, Chief Financial Officer
- David Clarke, Group Executive, Business and Consumer Banking
- Ann Sherry, Group Executive, People & Performance and Bank of Melbourne CEO
- Michael Coomer, Group Executive, eIT and Operations
- Mike Pratt, Group Executive, WestpacTrust and Westpac Pacific Banking
- Phil Coffey, Group Executive, Westpac Institutional Bank

Westpac
Australia's First Bank

"We have both depth and breadth in the key leadership team of the bank," said Dr Morgan.

"This will ensure we can continue our momentum and business growth."

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Liz McGrath
Media Relations
Westpac Institutional Bank
Ph: 02 9284 8221
Mb: 0438 777 301

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

April 30, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent annoucement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

Sent to ASX via ASX Online on 30/4/02

30 April 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Option Grant – Senior Officers Share Purchase Scheme

Options were granted on 29 April 2002 under Westpac's Senior Officers Share Purchase Scheme. Details are:

1. Closing date of issue — 26 April 2002
2. Number of options issued — 273,000
3. Amount paid per option — Nil
4. Issue price — $15.40
5. Options are not eligible to participate in dividends. Fully paid ordinary shares allotted upon the exercise of options rank immediately for dividends.
6. The options will not be listed and are not transferable.
7. Options may be exercised in multiples of 1,000 no sooner than the day 3 years after date of grant (29 April 2005) and no later than the day 10 years after date of grant. If not exercised, the option will lapse.
8. On retirement or death in service, options are to be exercised within 12 months of retirement or date of death, or within 10 years, whichever is sooner - otherwise the options will be forfeited.
9. On resignation/dismissal, the options will be forfeited..
10. Options shall not participate in any bonus issue of securities unless and until they are exercised.
11. Listing Rule 7.2 (Exception 9) applies to this issue of options.

Yours sincerely

Julie Thorburn
Head of Group Secretariat (Acting)
☎ (02) 9216 0390

Exhibit 2

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

May 2, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Media release

2 May 2002

Westpac reaches agreement with GE Capital on the sale of AGC

Westpac Banking Corporation's Chief Executive Officer, David Morgan, today announced agreement has been reached with GE Capital for the sale of AGC in both Australia and New Zealand.

The sale is conditional on approval from the ACCC and the Foreign Investment Review Board. If approved, it is expected that the sale will complete by the end of May 2002. Relevant approvals from regulatory authorities in New Zealand have been obtained.

It is expected that a profit on sale of a minimum $750 million will be recorded in the second half accounts.

The final purchase price is dependent on AGC's net asset value at completion. AGC's net assets in Australia as at 30 September 2001 totalled $907 million.

Dr Morgan said: "The price reflects the full value of the business to Westpac and will enable us to focus our efforts on those higher growth components of our business that are central to our strategy."

In Australia, both AGC's existing consumer and business finance operations are included in the sale. Westpac will be granted certain marketing rights in relation to the AGC business finance portfolio. These arrangements will enable Westpac to continue to offer a full range of products to its existing business customers who have facilities with AGC.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Australia's First Bank

Media release

2 May 2002

Westpac reaches agreement with GE Capital on the sale of AGC

Westpac Banking Corporation's Chief Executive Officer, David Morgan, today announced agreement has been reached with GE Capital for the sale of AGC in both Australia and New Zealand.

The sale is conditional on approval from the ACCC and the Foreign Investment Review Board. If approved, it is expected that the sale will complete by the end of May 2002. Relevant approvals from regulatory authorities in New Zealand have been obtained.

It is expected that a profit on sale of a minimum $750 million will be recorded in the second half accounts.

The final purchase price is dependent on AGC's net asset value at completion. AGC's net assets in Australia as at 30 September 2001 totalled $907 million.

Dr Morgan said: "The price reflects the full value of the business to Westpac and will enable us to focus our efforts on those higher growth components of our business that are central to our strategy."

In Australia, both AGC's existing consumer and business finance operations are included in the sale. Westpac will be granted certain marketing rights in relation to the AGC business finance portfolio. These arrangements will enable Westpac to continue to offer a full range of products to its existing business customers who have facilities with AGC.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

May 3, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

M. Haggerty

pp J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Media release

3 May 2002

Westpac board appointment

Westpac Banking Corporation Chairman, Mr Leon Davis, today announced the appointment of Mr David Crawford to the company's board of directors.

Mr Crawford was a Partner and National Chairman of KPMG until his retirement in June 2001 after more than 30 years with KPMG and its predecessor firms. In his role as National Chairman, he was also a member of the International Board of KPMG and was Chairman of the International Indemnity Insurance Committee for KPMG International.

Mr Davis welcomed Mr Crawford's appointment.

"David's leadership and extensive experience in professional financial services will provide strategic value to the Westpac board."

Mr Crawford is also a director of BHP Billiton Ltd, Lend Lease Corporation, Foster's Group and National Foods Ltd.

Mr Crawford's appointment to the board is effective from 3 May 2002.

Ends.

For Further Information:

David Lording
Westpac Media Relations
Ph: (02) 9226 3510

Westpac
Australia's First Bank

Media release

3 May 2002

Westpac board appointment

Westpac Banking Corporation Chairman, Mr Leon Davis, today announced the appointment of Mr David Crawford to the company's board of directors.

Mr Crawford was a Partner and National Chairman of KPMG until his retirement in June 2001 after more than 30 years with KPMG and its predecessor firms. In his role as National Chairman, he was also a member of the International Board of KPMG and was Chairman of the International Indemnity Insurance Committee for KPMG International.

Mr Davis welcomed Mr Crawford's appointment.

"David's leadership and extensive experience in professional financial services will provide strategic value to the Westpac board."

Mr Crawford is also a director of BHP Billiton Ltd, Lend Lease Corporation, Foster's Group and National Foods Ltd.

Mr Crawford's appointment to the board is effective from 3 May 2002.

Ends.

For Further Information:

David Lording
Westpac Media Relations
Ph: (02) 9226 3510

Westpac
Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

VIA FACSIMILE

May 7, 2002

Mr. Marc Iyeki
Director - Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street, 13th Floor
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")

Dear Mr. Iyeki:

Enclosed for your information is a copy of a recent announcement that was sent to the Australian Stock Exchange Ltd.

Should you have any questions regarding the attached please do not hesitate to contact me.

Regards,

Joseph Martin Morgado III
Counsel

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
GPO Box 1
SYDNEY NSW 2000
Telephone: (61 2) 9226 3311
Facsimile: (61 2) 9226 1888

AUSTRALIAN STOCK EXCHANGE
WBC001839

7 May 2002

Companies Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTPAC BANKING CORPORATION - PAID UP CAPITAL
- QUOTED CAPITAL

38,333 new fully paid shares were allotted today following the exercise of options pursuant to Westpac's Senior Officers' Share Purchase Scheme (SOSPS).

Paid-up Capital

Previously: 1,764,259,063 ordinary shares of $1.00 each fully paid.

Now: 1,764,297,396 (increase of 38,333) ordinary shares of $1.00 each fully paid.

Quoted Capital

Quoted capital is increased to 1,761,543,396 (increase of 28,333) $1.00 fully paid ordinary shares.

Since the record date of 28 November 2001, 2,754,000 (increase of 10,000) $1.00 fully paid ordinary shares have been allotted upon exercise of options under SOSPS. These shares are ex-dividend until following next record date in June 2002 and listing will be sought shortly after that date.

Yours faithfully

Julie Thorburn
Head of Group Secretariat (Acting)

Westpac Banking Corporation

575 Fifth Avenue, 39th Floor
New York, New York 10017-2422
Telephone: 212 551 1800
Facsimile: 212 551 1995

BY FACSIMILE

May 8, 2002

Mr. Marc Iyeki
Director – Asia Pacific & Canada
New York Stock Exchange, Inc.
20 Broad Street
New York, NY 10005
(212) 656-5071

Re: Westpac Banking Corporation ("WBK")
Rule 204.26

Dear Mr. Iyeki:

There follows two copies of a self-explanatory Media Release.

Please feel free to contact me if you have any questions.

Kind regards,

J. Martin Morgado III
Counsel

Enclosures

Westpac
Australia's First Bank

Media release

8 May 2002

Westpac welcomes ACCC decision

Westpac Banking Corporation's Chief Executive Officer, David Morgan, today welcomed the ACCC approval of the sale of AGC to GE Capital.

"The sale of AGC provides Westpac with additional strategic options and a strong platform for future growth. It provides us with the opportunity to invest further in our business including the high growth area of wealth management," Dr Morgan said.

The transaction, which is still subject to Foreign Investment Review Board approval, is expected to be completed on 31 May 2002. All other regulatory approvals in Australia and New Zealand have been received. It is expected that a profit on sale of at least $750 million will be recorded in the second half accounts.

Proceeds from the sale will significantly boost Westpac's capital ratios. As a result, Westpac today announced a group buy-back of 50 million shares.

The on-market buy-back is split between 48.5 million ASX listed ordinary shares and 1.5 million NZSE listed New Zealand class shares. The size of the two buy-back programs reflects their relative proportions in the group share register.

Westpac Trust Investments Ltd, being the issuer of these shares, will repurchase the NZ Class shares in line with New Zealand companies law.

The total buy-back represents 2.7% of Westpac's fully paid ordinary shares and NZ Class shares on issue.

The buy-back will commence from 24 May 2002 and will be conducted over a maximum period of 6 months, or until the 50 million shares have been acquired.

After taking into account the impact of the share buy-back, the sale of AGC and the acquisition of Rothschild Australia Asset Management, Westpac's 31 March 2002 proforma capital ratios would be 6.8% Tier One and 6.6% for the ratio of total ordinary equity to risk weighted assets. These are little changed from Westpac's capital ratios reported for 31 March 2002 and are comfortably above target levels.

Westpac's Chief Financial Officer, Phil Chronican said: "We have a strong track record in actively managing our capital base. However, given our preference for organic and strategic growth, we remain comfortable holding capital in excess of our targets in the short term.

Westpac
Australia's First Bank

"We also believe our approach is appropriate given the current stage of the credit cycle," Mr Chronican said.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

Westpac
Australia's First Bank

Media release

8 May 2002

Westpac welcomes ACCC decision

Westpac Banking Corporation's Chief Executive Officer, David Morgan, today welcomed the ACCC approval of the sale of AGC to GE Capital.

"The sale of AGC provides Westpac with additional strategic options and a strong platform for future growth. It provides us with the opportunity to invest further in our business including the high growth area of wealth management," Dr Morgan said.

The transaction, which is still subject to Foreign Investment Review Board approval, is expected to be completed on 31 May 2002. All other regulatory approvals in Australia and New Zealand have been received. It is expected that a profit on sale of at least $750 million will be recorded in the second half accounts.

Proceeds from the sale will significantly boost Westpac's capital ratios. As a result, Westpac today announced a group buy-back of 50 million shares.

The on-market buy-back is split between 48.5 million ASX listed ordinary shares and 1.5 million NZSE listed New Zealand class shares. The size of the two buy-back programs reflects their relative proportions in the group share register.

Westpac Trust Investments Ltd, being the issuer of these shares, will repurchase the NZ Class shares in line with New Zealand companies law.

The total buy-back represents 2.7% of Westpac's fully paid ordinary shares and NZ Class shares on issue.

The buy-back will commence from 24 May 2002 and will be conducted over a maximum period of 6 months, or until the 50 million shares have been acquired.

After taking into account the impact of the share buy-back, the sale of AGC and the acquisition of Rothschild Australia Asset Management, Westpac's 31 March 2002 proforma capital ratios would be 6.8% Tier One and 6.6% for the ratio of total ordinary equity to risk weighted assets. These are little changed from Westpac's capital ratios reported for 31 March 2002 and are comfortably above target levels.

Westpac's Chief Financial Officer, Phil Chronican said: "We have a strong track record in actively managing our capital base. However, given our preference for organic and strategic growth, we remain comfortable holding capital in excess of our targets in the short term.

Westpac
Australia's First Bank

"We also believe our approach is appropriate given the current stage of the credit cycle," Mr Chronican said.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: May 9, 2002

By: J. Martin Morgado III
J. Martin Morgado III
Counsel